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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67840

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Intercam Securities, Inc**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 BRICKELL AVENUE, SUITE 1070
(No. and Street)

MIAMI   **FL**   **33131**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN JONES   305-377-8008
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN ROSSIN & CO., P.A.
(Name – *if individual, state last, first, middle name*)

2699 BAYSHORE DRIVE   **MIAMI**   **FL**   **33131**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everardo Vidaurri _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercam Securities, Inc _____, as of December 31 _____, 20 2019 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

TIFFANY NEALON
MY COMMISSION # GG 090688
EXPIRES: April 5, 2021
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCAM SECURITIES, INC

(SEC I.D. No. 8-67840)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2019, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Intercam Securities, Inc.

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2019

INTERCAM SECURITIES, INC

C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Intercam Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercam Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 5 to the financial statements, Intercam Securities, Inc. has changed its method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, *Leases*.

Basis for Opinion

These financial statements are the responsibility of Intercam Securities, Inc.'s management. Our responsibility is to express an opinion on Intercam Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Intercam Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.





Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Intercam Securities, Inc.'s financial statements. The supplemental information is the responsibility of Intercam Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co., P.A.

We have served as Intercam Securities, Inc.'s auditor since 2009.

Miami, Florida
February 25, 2020



INTERCAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
CASH AND CASH EQUIVALENTS	$	665,550
COMMISSIONS RECEIVABLE		17,283
MUTUAL FUND FEES RECEIVABLE		80,966
CLEARING FIRM DEPOSIT, RESTRICTED CASH		100,000
EMPLOYEE ADVANCE, UNSECURED		41,270
OTHER ASSETS		52,773
SECURITY DEPOSIT		52,717
RIGHT OF USE ASSET		39,424
PROPERTY AND EQUIPMENT, NET		35,382
	$	1,085,365
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	193,892
Accounts payable and accrued liabilities		73,068
Lease liability		40,698
Total liabilities		307,658
LEASE COMMITMENT AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		777,707
	$	1,085,365

INTERCAM SECURITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2019

REVENUE

Commissions	$	2,031,277
Riskless principal transactions		1,899,858
Mutual fund fees		521,863
Interest		53,803
Other		51,926
Total revenue		4,558,727

EXPENSES

Salaries and related expenses	2,084,450
Commissions	1,036,846
Clearing charges	445,835
Professional fees	222,478
Rent	187,243
Other general and administrative	179,469
Technology and communications	119,429
Travel	117,858
Insurance	21,500
Depreciation and amortization	11,071
Interest	996
Total expenses	4,427,175

INCOME BEFORE INCOME TAXES		131,552
INCOME TAXES		-
NET INCOME	$	131,552

CONFIDENTIAL
See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

| | Common stock, $0.01 par value; 1,000 shares authorized; 350 shares issued and outstanding | | | | | |
	Shares Issued and Outstanding	Amount		Additional Paid-in Capital	Accumulated Deficit	Total
Balances December 31, 2018	350	$ 4	$	4,342,996 $	(3,796,845) $	546,155
Capital Contributions				100,000		100,000
Net Income					131,552	131,552
Balances December 31, 2019	350	$ 4	$	4,442,996 $	(3,665,293) $	777,707

CONFIDENTIAL
See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	131,552
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		11,071
Noncash lease expense		148,007
Changes in operating assets and liabilities:		
Mutual fund fees receivable		(80,966)
Other assets		(11,544)
Security deposits		(17,717)
Employee advances, unsecured		7,480
Commissions receivable		44,442
Commissions payable		(41,992)
Accounts payable and accrued liabilities		367
Due from related party		10,656
Bonus payable		(69,150)
Lease liability		(151,890)
Total adjustments		(151,236)
Net cash used in operating activities		(19,684)

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures		(32,015)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions		100,000

NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	$	48,301
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH - BEGINNING OF YEAR	$	717,249
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH - END OF YEAR	$	765,550

CONFIDENTIAL
See accompanying notes.

INTERCAM SECURITIES, INC.
STATEMENT OF CASH FLOWS (Continued)
YEAR ENDED DECEMBER 31, 2019

Supplemental Disclosures of Cash Flow Information:

Interest paid	$	996
Income taxes paid	$	0

Reconciliation of Cash, Cash Equivalents, and Restricted Cash as reported within the Statement of Financial Condition to the amounts shown in the Statement of Cash Flows:

Cash and cash equivalents	$	665,550
Clearing firm deposit, restricted cash		100,000
Total cash, cash equivalents, and restricted cash shown in the Statements of Cash Flows	$	765,550

INTERCAM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Intercam Securities, Inc. (the Company) incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. In addition to the existing States of Arizona, California, Colorado, Delaware, Florida, Georgia, New York, Oklahoma, South Dakota, Texas, Virginia, and Wyoming, during 2019 the Company registered in the State of Utah. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also buys and sells equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities, for its customers primarily residing in Mexico, in an agency capacity and charges a commission. In addition, the Company may engage in group underwriting. The Company is a wholly owned subsidiary of Intercam Holdings, Inc. incorporated in the State of Florida. Intercam Holdings, Inc. ("Parent"), is wholly owned by Grupo Intercam, S.A. de C.V., which is domiciled in Mexico.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Clearing Firm Deposit, Restricted Cash

Clearing firm deposit, restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The Company accounts for clearing firm deposit, restricted cash based upon Accounting Standards Update ASU 2016-18. Accordingly, the cash balance in the accompanying statement of cash flows include those amounts that are deemed to be restricted.

Commissions Receivable

Commissions receivable primarily represent transactions for which the stated settlement dates have not been reached and commission earned on foreign currency exchange transactions. The carrying amounts may be reduced by an allowance that reflects management's estimate of amounts that may not be collected. As of December 31, 2019, no allowance has been recorded.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mutual Funds Receivable

Mutual fund fees receivable represents 12b-1 and retrocession fees earned by the Company for providing certain ongoing distribution and marketing support services from mutual fund companies for products which are held by the Company's clients. The fees are generally based on the average daily market value of client assets held in a company's mutual fund and are accrued using management's best estimate based on prior quarterly fees received.

Revenue from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The Company classifies its revenues into the following categories:

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Riskless Principal Transactions. The Company buys and sells securities on behalf of its customers through riskless principal transactions, resulting in little to no market risk to the Company. Each time customers enter into a buy or sell transaction, the Company charges a markup or markdown and earns a fee. Principal trading fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Markup or Markdown, fees, and related clearing expenses are recorded on a trade-date basis.

Mutual Fund Fees. The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients. In general, these fees are in the form of l2b-l payments and retrocession fees. These fees are generally based on the average daily market value of client assets held in a company's mutual fund. The fees are paid monthly or quarterly.

The Company believes that its performance obligation is the sale of securities to investors, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees recognized in the current year are primarily related to performance obligations that have been satisfied during the year.

Employee Advance, Unsecured

The outstanding employee advance receivable is stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 5 and 7 years or the term of the lease for leasehold improvements.

Leases

The Company determines if an arrangement is a lease at inception. The Company's lease for office space is classified as an operating lease. Operating leases are included in the right-of-use ("ROU") assets and lease liabilities in the Company's statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. A lease liability and corresponding right of use ("ROU") asset are recognized based on the present value of the minimum lease payments and do not include other variable contractual obligations, such as operating expenses, real estate taxes and employee parking. These costs are accounted for as period costs and expensed as incurred. When calculating the measurement of ROU assets and lease liabilities, the Company uses its incremental borrowing rate based on the information available as of the lease commencement date. Lease cost for lease payments is recorded on a straight-line basis over the lease term.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax assets considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2.   GOING CONCERN

During the year ended December 31, 2019, the Company had net income of $131,552 and negative cash flows from operations of $19,684. Management expects that the Company may continue to have negative cash flows from operations over the next year. The Company has obtained a commitment from its Parent to continue to support the development of the Company. Management acknowledges that uncertainty remains over the ability of the Company to meet its cash requirement. However, management expects that the Company's liquid assets and anticipated funding from its Parent (Intercam Holdings, Inc.) will provide adequate resources to continue in operational existence for the near future.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019 consisted of the following:

Furniture and fixtures	$	47,922
Office equipment		89,003
		136,925
Less: Accumulated depreciation and amortization		(101,543)
	$	35,382

Depreciation expense amounted to $11,071 for the year ended December 31, 2019.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2019, the Company's "Net Capital" was $514,577, which exceeded the requirements by $464,577, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.52 to 1.

NOTE 5. LEASES

Change in Accounting Principle

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases ("ASU 842"). The standard requires a lessee to record most leases on its balance sheet while also disclosing key information about those lease arrangements. The classification criteria to distinguish between finance and operating leases are generally consistent with the classification criteria to distinguish between capital and operating leases under previous lease accounting guidance. The Company adopted this new standard on January 1, 2019 using the modified retrospective method.

The adoption of ASC 842 resulted in the recognition of lease liability of $192,587 and corresponding right of use asset of $187,431 based on the present value of the minimum lease payments. The right of use asset was recorded net of a previously recognized deferred rent liability of $5,156, which was eliminated.

Operating Leases

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring March 2020. The Company delivered a non-interest-bearing security deposit of $35,000 to the landlord. The lease contains provisions for future rent increases over the lease term.

In September 2019, the Company's office lease was amended whereby the Company entered into an agreement to expand and relocate their existing office space upon maturity of the Company's office lease as well as extend the maturity of the lease to June 30, 2027 ("Expansion Lease"). As the Company was granted an additional ROU asset that was not included in the original lease, the lease is accounted for as a new lease under ASC 842 and accordingly, will be recorded by the Company on the lease commencement date, April 1, 2020. The lease provides for increases in future minimum annual rental payments based on defined increases in the lease amendment and requires the Company to pay its share of real estate taxes, insurance and shared common area and maintenance fees.

The components of lease expense included in the statement of operations as of December 31, 2019, were as follows:

Operating lease costs, included in rent	$	160,965
Variable lease costs, included in rent [1]		40,986
Lease Cost	$	201,951

[1]   Variable lease expenses include operating expenses, real estate taxes, and employee parking.

Maturities of lease liabilities are as follows:

Year ending December 31,		
2020	$	41,514
Less: amounts representing interest		(816)
Present value of net minimum lease payments	$	40,698

Operating lease term and discount rate

Remaining lease term (years)	0.25
Discount rate	12%

Supplemental cash flow information:

		Year Ended December 31, 2019
Cash paid for amount included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	164,848

Lease Commitments

The approximate future minimal payments for the Expansion Lease, excluding reimbursements for real estate taxes and shared operating expenses, for the years subsequent to December 31, 2019 are as follows:

2020	$	159,000
2021		200,000
2022		207,000
2023		214,000
2024		242,000
2025 and thereafter		604,000
Total future minimum payments	$	1,626,000

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2019, cash and cash equivalents of $460,256, the deposit at clearing firm deposit, restricted cash of $100,000, and commission receivables of $17,283 are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to cover fully losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7.   RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

Effective April 1, 2019, the Company amended an existing expense sharing agreement with Intercam Advisors, Inc. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The affiliate agreed to reimburse the Company certain rents, salaries, employee expenses, communication and office expenses and market data.

For the year ended December 31, 2019, the Company received $159,012 of expense reimbursements which is reported on the statement of operations as a reduction to other general and administrative ($4,947), rent ($14,709), salaries and related expense ($121,611), technology and communications ($8,313), and travel expense ($9,432).

In June 2019, the Parent entered into an agreement for a digital wealth advisor platform. The Company and the affiliate benefit from this platform and reimburse the Parent based on their allocated usage of the product. For the year ended December 31, 2019, the Company paid $42,762 in platform fee reimbursements to the Parent of which $16,962 and $8,139, respectively, are included as a component of other general and administrative and professional fees in the accompanying statement of operations and $17,662 of prepaid expense which is reflected as a component of other assets on the statement of financial condition.

Employee Advance and Bonus

In June 2016, the Company hired a new registered representative. As part of the Company's job offer, the employee received a noninterest-bearing advance in the amount of $180,000, originally payable in monthly installments of $3,750 through July 15, 2020. Effective June 2019, the loan agreement was amended thereby modifying the repayment terms to quarterly instalments of $3,750 commencing June 15, 2019. As of December 31, 2019, the balance on the employee advance was $41,270.

NOTE 8. INCOME TAXES

The Company files a consolidated federal income tax return, and combined Florida tax returns with its Parent, and computes its federal and state tax provision on a separate-company basis.

The deferred tax asset at December 31, 2019 approximates $845,000 and results primarily from net operating loss carry-forwards, which have been offset by a valuation allowance of the same amount. The Company has net operating loss carry-forward of approximately $3,283,000 available to apply against future taxable income through 2037. The Company has approximately $73,000 of net operating loss carryforwards from 2018 which do not expire. However, their utilization is limited to 80% of the taxable income. Both the deferred tax assets and valuation allowance increased by approximately $14,000 during the year ended December 31, 2019, due primarily to temporary tax differences. The effective tax rate differed from the maximum federal statutory rate of 21% principally due to the net operating loss utilization.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k)-profit sharing plan ("the Plan") that covers substantially all full-time employees meeting certain eligibility requirements. The Company has the annual option to contribute to the plan. The Company's profit-sharing expense is recognized in the year incurred. For the year ended December 31, 2019, the Company did not contribute to the plan.

NOTE 10. CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2020, which is the date the financial statements were issued, and determined that no additional financial statement recognition or disclosure is necessary.

SUPPLEMENTARY INFORMATION

INTERCAM SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2019

OWNERSHIP EQUITY FROM STATEMENT OF CONDITION		
Stockholder's Equity	$	777,707
DEDUCTIONS AND OR CHARGES		
Mutual fund fees receivable		80,966
Employee loans, unsecured		41,270
Other assets		52,773
Security deposit		52,717
Property and equipment, net		35,382
Total debits		263,108
Net Capital Before Haircuts		514,599
HAIRCUTS		22
NET CAPITAL		514,577
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $50,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $268,234		50,000
EXCESS NET CAPITAL	$	464,577
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.52 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Liabilities		
Commissions payable	$	193,892
Accounts payable and accrued liabilities		73,068
Lease liability, in excess of right of use asset		1,274
TOTAL AGGREAGE INDEBTEDNESS	$	**268,234**

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

CONFIDENTIAL
See report of independent registered public accounting firm.

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.



**REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON THE EXEMPTION REPORT**

To the Board of Directors and Shareholder of Intercam Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Intercam Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Intercam Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) All customers transactions are cleared through another broker-dealer on a fully disclosed basis and (2) Intercam Securities, Inc. stated that Intercam Securities, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2019 without exception.   Intercam Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercam Securities, Inc.'s compliance with the exemption provisions.   A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.   Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaufman, Rossin & Co., P.A.

Miami, Florida
February 25, 2020



Intercam Securities, Inc.
1221 Brickell Ave. Suite 1070
Miami, FL 33131
305-377-8008

Intercam Securities, Inc. Exemption Report

Intercam Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- (1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year from January 1, 2019 to December 31, 2019 without exception.

Intercam Securities, Inc.

By:
Chief Executive Office

February 25, 2020